Exhibit 99.1

Elite Education Group International Limited Announces Corporate Name Change to EpicQuest Education Group International Limited

MIDDLETOWN, Ohio, August 31, 2022 /PRNewswire/ -- Elite Education Group International Limited (NASDAQ: EEIQ), a provider of comprehensive education solutions for domestic and international students interested in college and university programs in the US, Canada and the UK, today announced that it is changing its corporate name to EpicQuest Education Group International Limited (“EpicQuest Education" or the “Company”), with this new corporate name change to be effective immediately. The Company’s common stock will continue to trade on the NASDAQ Capital market under the ticker symbol “EEIQ”; and our new Company website is www.epicquesteducation.com.

“Our corporate name change to EpicQuest Education more accurately reflects our focus on students’ individual journeys and our mission to help them in their quest to achieve academic and career success,” stated Chairman and Chief Executive Officer Jianbo Zhang, “As we continue to grow, we intend to become even more focused on helping students attain their aspirational goals though a wide spectrum of academic programming, flexible learning environments and career-oriented education that leads to fulfilling employment.”

“Our mission is to create an enriched educational experience to better prepare our students for the global marketplace by internationalizing both our curriculum and our student body. As an owner and operator of for-profit colleges, our mission continues to evolve with the advent of pathway programs and numerous collaborations with colleges and universities around the world which we believe will empower our students for their lifelong journeys ahead,” CEO Mr. Zhang concluded.

The Company, through its subsidiary Quest Holding International LLC, located in Middletown, OH, is firmly committed to our relationship with the regional campuses of Miami University of Ohio where we continue to provide students who want to study abroad a turnkey approach that includes the best possible living accommodations, security arrangements and support services for them to be successful in their academic studies. The Company, through its controlling equity positions in Davis College located in Toledo, OH, and EduGlobal College located in Vancouver, BC, Canada, has re-strategized to further internationalize our student demographic thereby creating a higher level of diversity and inclusiveness.

A vital component of EpicQuest Education’s growth plan is to build cross-border relationships and make strategic acquisitions to establish EpicQuest Education as a truly international service provider of higher learning. We believe that serving niche markets that meaningfully connects our academic programming to students who may not ordinarily pursue higher education, but that enables them to reach their aspirational goals, is a positive and effective business model, and one that will be successful in providing solid returns to all of our students and shareholders alike.

About EpicQuest Education Group International Limited

EpicQuest Education Group International Limited (“EpicQuest Education” or the “Company”), through its subsidiaries Quest Holding International LLC and Highrim Holding International Limited, provides comprehensive education solutions for domestic and international students interested in university and college degree programs in the US, Canada and the UK. The Company has acquired 80% of the equity of EduGlobal College, based in British Columbia, Canada, which focuses on English proficiency educational programming for students pursuing academic degrees. The Company has also acquired the right to a controlling equity ownership position in Davis College, a career training college located in Toledo, Ohio. In addition, the Company has a recruiting relationship with the regional campuses of Miami University of Ohio (“the MU Regional Campuses”), where it maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of Miami University. The Company also acts as a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the United Kingdom. For more information, please visit www.epicquesteducation.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our most recent Form 20-F and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

EpicQuest Education Group International Limited
+1 513-649-8350
ir@epicquesteducation.com

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

Source: EpicQuest Education Group International Limited

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